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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of May 2016

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

FINANCIAL INFORMATION

Management's Discussion and Analysis

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis services;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with the government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply health care services and/or products;

  •
  the influence of commercial insurers and managed care organizations;

  •
  the impact of health care reforms;

  •
  product liability risks;

  •
  risks relating our ability to continue to make acquisitions;

  •
  the impact of currency fluctuations;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  changes in raw material and energy costs or the ability to procure raw materials;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

  •
  collectability of our receivables, which depends primarily on the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power and experience of certain competitors in certain geographic regions and business lines.

       Important factors that could contribute to such differences are noted in "Financial Condition and Results of Operations – Overview, legislation and growth – Overview" below, in Note 10 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2015, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Financial Condition and Results of Operations – Results of Operations" below. There have been no significant changes during the three months ended March 31, 2016 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2015.

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2015. The results within this discussion and analysis are unaudited. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year, as described below under "Non-US GAAP Measures for Presentation – Constant Currency."

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Overview, legislation and growth

Overview

       We are the world's largest kidney dialysis company. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries and also use in our internal health care service operations. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. We describe our other health care services as "Care Coordination." Care Coordination currently includes coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. We estimated the volume of the global dialysis market was approximately $73 billion in 2015. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. The key to continued growth in revenue in our dialysis business is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth. For information regarding key indicators in Care Coordination, see "Non-GAAP Measures for Presentation – Care Coordination," below.

       As a global company delivering health care services and dialysis products we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in very different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all healthcare systems provide for dialysis treatment. Therefore, the reimbursement and ancillary services utilization environment significantly influences our business.

       The majority of treatments we provide are paid for by governmental institutions. Approximately 32% of our consolidated revenues are attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare & Medicaid Services ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Taxpayer Relief Act of 2012 ("ATRA") and (iv) the enactment of Protecting Access to Medicare Act of 2014 ("PAMA"). Please see the broader discussion of these legislative developments below:

Significant Legislative Impacts on U.S. Reimbursement

  •
  Under Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which dictates that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

  •
  Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 which continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenues, earnings and cash flows.

  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions will reduce our market basket inflation adjustment by – 1.25% in 2016 and 2017, and 1% in 2018.

Recent CMS ESRD PPS Payment Rates

       On November 6, 2014, CMS issued the final rule regarding the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflected a wage index budget-neutrality adjustment factor of 1.001729.

       On November 6, 2015, CMS published the final ruling regarding the ESRD PPS rate for 2016. We and other large dialysis organizations will experience a 0.2% increase in payments. The base rate per treatment is $230.39, which represents an approximate reduction of 4%, net, from the 2015 base rate. The 2016 final ruling reflects a net market basket increase of 0.15% (2% less 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000495 and application of a refinement budget-neutrality adjustment factor of 0.960319. However, the approximate 4% reduction is almost completely offset with CMS proposed case mix adjustments based upon their analysis of the fiscal years 2012 and 2013.

Reimbursement Expectation

       As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have historically been limited and are expected to remain stable in the future. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

in certain countries with favorable changes in other countries. In the future we expect to experience generally stable reimbursements for dialysis services globally. However, any significant decreases in Medicare reimbursement rates could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

Participation in new Medicare payment arrangements

       We participate in CMS's new comprehensive ESRD Care Model ("the Model"), through ESRD Seamless Care Organizations ("ESCOs") in six markets. This Model seeks to deliver better health outcomes for ESRD patients while lowering Medicare's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. Our ESCOs also share in the risk of cost increases and are required to reimburse CMS a share of any such increases. The Model commenced on October 1, 2015, and the initial agreement period lasts three years. CMS and an ESCO then have the option of extending the ESCO's agreement for an additional two years based on the ESCO's performance.

       The Bundled Payments for Care Improvement ("BPCI") initiative is a CMS three-year pilot initiative involving bundled payments for the individual services, including acute inpatient hospital services, physician services, and post-acute services, furnished to Medicare beneficiaries during a single episode of illness or course of treatment. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound") commenced participation under BPCI in April 2015 in several markets. Under the BPCI, Sound has the ability to receive additional payments if its physicians are able to deliver quality care at a cost that is lower than certain established benchmarks, but it also has the risk of incurring financial penalties if it is unsuccessful. Should Sound fail to perform as required under its BCPI agreement, CMS may terminate Sound's participation in the BPCI program, in whole or in part.

       We have entered into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. CMS approved our application to offer Medicare Advantage ESRD Chronic Special Needs Plan ("MA-CSNP") in three states as of January 1, 2016. MA-CSNPs are Medicare Advantage health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Enrollment in these plans is limited to special needs individuals with specific severe or disabling chronic conditions, such as ESRD. Our MA-CSNPs provide services, including Care Coordination services, and receive capitated payments from Medicare for the complete care of enrolled ESRD patients. On April 4, 2016, CMS finalized the 2017 payments for Medicare Advantage plans and the Part D Prescription Drug Program. CMS expects a revenue change of .85% without consideration for expected growth in coding acuity which typically provides an additional 2.2%.

       We have also entered into sub-capitation and other shared savings arrangements with certain Medicare Advantage plans and Accountable Care organizations under which we assume risk in providing care to the plans' ESRD patients while paid on a per patient per month basis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Company Structure

       Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarter overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company´s global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 13 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Results of Operations

       The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment revenues primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance. See the table below:

	For the three months ended March 31,
	2016	2015
	(in millions)
Total revenue(1)
North America	$3,044	$2,771
EMEA	631	629
Asia-Pacific	374	353
Latin America	153	198
Corporate	3	9

Total	4,205	3,960

Operating income
North America	436	340
EMEA	130	141
Asia-Pacific	65	85
Latin America	11	18
Corporate	(102)	(80)

Total	540	504

Interest income	11	60
Interest expense	(116)	(162)
Income tax expense	(138)	(138)

Net Income	297	264
Less: Net Income attributable to noncontrolling interests	(69)	(54)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$228	$210

(1)  Net of patient service bad debt provision

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Three months ended March 31, 2016 compared to three months ended March 31, 2015

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	4,205	3,960	6%	9%
Health Care(2)	3,414	3,182	7%	9%
Dialysis Products	791	778	2%	6%
Number of dialysis treatments	11,273,342	10,771,402	5%
Same market treatment growth in %	4.0%	4.0%
Gross profit as a % of revenue	31.3%	29.9%
Selling, general and administrative costs as a % of revenue	18.0%	16.5%
Operating income in $ million	540	504	7%
Operating income margin in %	12.8%	12.7%
Delivered EBIT in $ million(3)	471	450	5%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	228	210	9%
Basic earnings per share in $	0.75	0.69	8%

(1)  For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)  Net of patient service bad debt provision.

(3)  For further information on Delivered EBIT, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

       Total Revenue increased by 6% (9% increase at Constant Exchange Rates) to $4,205 million for the three months ended March 31, 2016 from $3,960 million in the same period of 2015 due to increases in Health Care revenue and dialysis product revenue.

       Health Care revenue increased by 7% to $3,414 million (9% increase at Constant Exchange Rates) for the three months ended March 31, 2016 from $3,182 million in the same period of 2015, mainly due to growth in same market treatments (4%), increases in organic revenue per treatment (3%), an increase in dialysis days (2%) and contributions from acquisitions (1%), partially offset by the negative effect of exchange rate fluctuations (2%) and by the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 5% for the three months ended March 31, 2016 as compared to the same period in 2015. The increase is due to same market treatment growth (4%), an increase in dialysis

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

days (2%) and contributions from acquisitions (1%) partially offset by the effect of closed or sold clinics (2%).

       At March 31, 2016, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,432 dialysis clinics compared to 3,397 dialysis clinics at March 31, 2015. During the three months ended March 31, 2016, we acquired 6 dialysis clinics, opened 22 dialysis clinics and combined or closed 14 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 2% to 294,043 at March 31, 2016 from 287,468 at March 31, 2015.

       Dialysis product revenue increased by 2% (6% increase at Constant Exchange Rates) to $791 million as compared to $778 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, machines, bloodlines, products for acute care treatments, peritoneal dialysis products, and hemodialysis solutions and concentrates, partially offset by lower sales of renal pharmaceuticals.

       The increase in gross profit margin to 31.3% from 29.9% primarily reflects an increase in the North America Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies and a favorable impact from higher volume with commercial payors, partially offset by higher personnel expense related to dialysis services.

       Selling, general and administrative ("SG&A") expenses increased to $760 million in the three months ended March 31, 2016 from $655 million in the same period of 2015. SG&A expenses as a percentage of sales increased to 18.0% for the three months ended March 31, 2016 in comparison with 16.5% in the same period of 2015 due to increases in the Asia-Pacific Segment, the EMEA Segment, Corporate and the Latin America Segment. The increase in the Asia-Pacific Segment was mainly due to unfavorable foreign exchange effects, costs associated with changes in the Management Board and increased costs related to furthered sales development. The increase in the EMEA Segment was driven by unfavorable foreign exchange effects, partially offset by the impact from lower expenses related to compliance investigations we are conducting (see Note 10 of the Notes to the Consolidated Financial Statements (unaudited) as well as higher sales. The increase at Corporate was primarily driven by higher legal and consulting expenses related to compliance investigations we are conducting (see footnote reference above). The increase in the Latin America Segment was mainly due to unfavorable foreign exchange effects and higher costs related to inflation, partially offset by higher revenue in the region.

       Research and development ("R&D") expenses increased by 21% to $37 million for the three months ended March 31, 2016 from $31 million for the same period of 2015.

       Income from equity method investees increased to $19 million for the three months ended March 31, 2016 from $6 million for the same period of 2015. This increase is primarily related to higher income from the Vifor Fresenius Medical Care Renal Pharma Ltd. joint venture due to expansion of its product portfolio.

       Operating income increased to $540 million for the three months ended March 31, 2016 from $504 million for the same period in 2015. Operating income margin increased to 12.8% for the three months ended March 31, 2016 as compared to 12.7% for the same period in 2015 as a result of increased gross profit margin and income from equity method investees, partially offset by an increase in SG&A as a percentage of revenue.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

       Delivered EBIT increased to $471 million for the three months ended March 31, 2016 from $450 million for the same period in 2015 as a result of increased operating income.

       Interest expense decreased by 28% to $116 million for the three months ended March 31, 2016 from $162 million for the same period in 2015 due to the valuation of the embedded derivative related to the equity-neutral convertible bonds issued in September 2014 and the related call option on our shares. Interest income decreased by 82% to $11 million for the three months ended March 31, 2016 as compared to $60 million for the same period in 2015 due to the valuation of the derivative embedded in the convertible debt and the related call option on our shares as well as the repayment of interest bearing notes receivables in the fourth quarter of 2015.

       Income tax expense remained flat at $138 million for the three months ended March 31, 2016 as compared to the same period in 2015. The effective tax rate decreased to 31.8% from 34.3% for the same period of 2015 mainly driven by increased tax-free income attributable to noncontrolling interests, lower tax rates in certain tax jurisdictions, higher tax-free income from equity method investees and decreased non-tax deductible losses.

       Net income attributable to noncontrolling interests for the three months ended March 31, 2016 increased to $69 million from $54 million for the same period of 2015 primarily driven by higher operating income of joint ventures with dialysis clinics, but at lower margins and, to a lesser extent, the creation of new joint ventures in the North America Segment, partially offset by decreased noncontrolling interest expense related to Care Coordination.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended March 31, 2016 increased by 9% to $228 million from $210 million for the same period in 2015 as a result of the combined effects of the items discussed above.

       Basic earnings per share increased by 8% for the three months ended March 31, 2016 to $0.75 as compared with $0.69 for the same period in 2015 primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 305.3 million in 2016 (303.7 million in 2015).

       We employed 104,687 people (full-time equivalents) as of March 31, 2016 compared to 101,543 as of March 31, 2015, an increase of 3%, primarily due to overall growth in our business.

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the three months ended March 31,
			Change in %
	2016	2015
Total North America Segment
Revenue in $ million(1)	3,044	2,771	10%
Health Care(1)	2,832	2,571	10%
Dialysis Products	212	200	6%
Operating income in $ million	436	340	28%
Operating income margin in %	14.3%	12.3%
Delivered EBIT in $ million(2)	370	288	29%
Dialysis
Revenue in $ million(1)	2,522	2,337	8%
Number of dialysis treatments	7,053,114	6,634,922	6%
Same market treatment growth in %	4.0%	3.8%
Operating income in $ million	426	325	31%
Operating income margin in %	16.9%	13.9%
Delivered EBIT in $ million(2)	368	282	31%
Care Coordination
Revenue in $ million(1)	522	434	20%
Operating income in $ million	10	15	(33%)
Operating income margin in %	2.0%	3.5%
Delivered EBIT in $ million(2)	2	6	(72%)
Member Months Under Medical Cost Management(3),(4)	93,825	4,305	2079%
Medical Cost Under Management in $ million(3),(4)	723	30	2282%
Care Coordination Patient Encounters(3),(4)	1,307,076	1,272,047	3%

(1)  Net of patient service bad debt provision.

(2)  For further information on Delivered EBIT, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

(3)  For further information on these metrics, please refer to the discussion below of our Care Coordination measures under "Non-U.S. GAAP Measures for Presentation – Care Coordination."

(4)  The 2016 metric may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

       Dialysis revenue increased for the three months ended March 31, 2016 by 8% to $2,522 million from $2,337 million in the same period of 2015.

       Dialysis care revenue increased for the three months ended March 31, 2016 by 8% to $2,310 million from $2,137 million in the same period of 2015. This increase was driven by same market treatment growth (4%), an increase in dialysis days (2%) and increases in organic revenue per treatment (2%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

       Dialysis treatments increased by 6% for the three months ended March 31, 2016 as compared to the same period in 2015 primarily due to same market treatment growth (4%) and an increase in dialysis days (2%). At March 31, 2016, 182,808 patients (a 3% increase from March 31, 2015) were being treated in the 2,224 dialysis clinics that we own or operate in the North America Segment, compared to 177,026 patients treated in 2,190 dialysis clinics at March 31, 2015.

       In the U.S., the average revenue per treatment was $348 for the three months ended March 31, 2016 and $341 for the same period in 2015. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

       Cost per treatment in the U.S. decreased to $281 for the three months ended March 31, 2016 from $288 in the same period of 2015. This decrease was largely driven by a favorable impact from lower cost for health care supplies and the impact from two additional dialysis days, partially offset by higher personnel expense.

       Dialysis product revenue increased by 6% to $212 million for the three months ended March 31, 2016 as compared to $200 million in the same period in 2015. This was driven by higher sales of machines and dialyzers, partially offset by lower sales of renal pharmaceuticals.

Operating Income

       Dialysis operating income increased to $426 million for the three months ended March 31, 2016 as compared to $325 million in the same period in 2015. Operating income margin increased to 16.9% for the three months ended March 31, 2016 from 13.9% for the same period in 2015, due to lower costs from health care supplies, a favorable impact from commercial payors and lower legal expenses, partially offset by higher personnel expense.

Delivered EBIT

       Dialysis delivered EBIT increased by 31% to $368 million for the three months ended March 31, 2016 from $282 million for the same period of 2015 mainly as the result of increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of joint ventures with dialysis clinics, but at lower margins and, to a lesser extent, the creation of new joint ventures.

Care Coordination

Revenue

       Care Coordination revenue increased by 20% to $522 million for the three months ended March 31, 2016 from $434 million for the same period of 2015. This increase was driven by increases in organic revenue growth (17%), reduction of bad debt (2%) and contributions from acquisitions (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Operating Income

       Care Coordination operating income decreased to $10 million for the three months ended March 31, 2016 from $15 million for the same period of 2015. The operating income margin decreased to 2.0% for the three months ended March 31, 2016 from 3.5% mainly driven by increased costs for hospitalist and intensivist services due to infrastructure development as well as growth in lower margin health plan and urgent care services, partially offset by increased sales of pharmacy services.

Delivered EBIT

       Care Coordination delivered EBIT decreased to $2 million for the three months ended March 31, 2016 from $6 million for the same period of 2015 mainly as the result of decreased operating income partially offset by decreased noncontrolling interests effects.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the three months ended March 31, 2016 was 93,825 months as compared to 4,305 months for the same period of 2015. The increase in membership volume was attributable to the inclusion of BPCI amounts within the metric beginning in the second quarter of 2015, the inclusion of ESCO amounts in the fourth quarter of 2015 as well as the contribution from MA-CSNPs in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Medical Cost Under Management

       Care Coordination's medical cost under management for the three months ended March 31, 2016 was $723 million as compared to $30 million for the same period of 2015. The increase in medical cost under management was attributable to the commencement and inclusion of BPCI amounts within the metric beginning in the second quarter of 2015, the inclusion of ESCO amounts in the fourth quarter of 2015 as well as the contribution from MA-CSNPs in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the three months ended March 31, 2016 was 1,307,076 encounters and procedures as compared to 1,272,047 encounters and procedures for the three months ended March 31, 2015. The increase was driven by patient encounters and procedures provided by Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program, urgent care centers, vascular procedures cardiovascular and endovascular services, partially offset by decreased encounters for, hospitalist and intensivist services. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

EMEA Segment

Key Indicators for EMEA Segment
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	631	629	0%	5%
Health Care(2)	301	301	(0%)	6%
Dialysis Products	330	328	1%	5%
Number of dialysis treatments	2,095,610	1,989,057	5%
Same market treatment growth in %	3.8%	4.2%
Operating income in $ million	130	141	(8%)
Operating income margin in %	20.6%	22.5%
Delivered EBIT in $ million(3)	129	141	(8%)

(1)  For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)  Net of patient service bad debt provision.

(3)  For further information on Delivered EBIT, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment increased slightly (5% increase at Constant Exchange Rates) to $631 million for the three months ended March 31, 2016 as compared to $629 million for the same period of 2015. Health care service revenue for the EMEA Segment remained flat (6% increase at Constant Exchange Rates) at $301 million during the three months ended March 31, 2016 as compared to the same period of 2015. This is a result of same market treatment growth (4%), contributions from acquisitions (3%) and an increase in dialysis days (1%), fully offset by negative impact of exchange rate fluctuations (6%), the effect of closed or sold clinics (1%) and decreases in organic revenue growth per treatment (1%). Dialysis treatments increased by 5% for the three months ended March 31, 2016 over the same period in 2015 mainly due to same market treatment growth (4%), contributions from acquisitions (2%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (2%). As of March 31, 2016, we had 55,197 patients (5% increase from March 31, 2015) being treated at the 658 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 52,790 patients treated at 643 clinics at March 31, 2015.

       Dialysis product revenue for the three months ended March 31, 2016 increased by 1% (5% increase at Constant Exchange Rates) to $330 million as compared to $328 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of bloodlines, products for acute care treatments, as well as hemodialysis solutions and concentrates, partially offset by lower sales of renal pharmaceuticals.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Operating Income

       Operating income decreased to $130 million for the three months ended March 31, 2016 as compared to $141 million for the same period in 2015. Operating income margin decreased to 20.6% for the three months ended March 31, 2016 from 22.5% for the same period in 2015 mainly due to unfavorable foreign exchange effects, partially offset by a favorable product and customer composition resulting in higher sales and favorable margins as well as lower expenses related to compliance investigations we are conducting (see Note 10 of the Notes to the Consolidated Financial Statements (unaudited)).

Delivered EBIT

       Delivered EBIT decreased by 8% to $129 million for the three months ended March 31, 2016 as compared to $141 million for the same period in 2015 due to decreased operating income.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	374	353	6%	10%
Health Care(2)	168	164	2%	3%
Dialysis Products	206	189	9%	16%
Number of dialysis treatments	970,296	919,163	6%
Same market treatment growth in %	6.7%	2.7%
Operating income in $ million	65	85	(23%)
Operating income margin in %	17.4%	23.9%
Delivered EBIT in $ million(3)	63	83	(23%)

(1)  For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)  Net of patient service bad debt provision.

(3)  For further information on Delivered EBIT, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the Asia-Pacific Segment increased by 6% (10% increase at Constant Exchange Rates) to $374 million for the three months ended March 31, 2016 as compared to $353 million for the same period of 2015. Health care service revenue for the Asia-Pacific Segment increased during the three months ended March 31, 2016 by 2% (3% increase at Constant Exchange Rates) to $168 million from $164 million in the same period of 2015. This increase is a result of same market treatment growth (7%), partially offset by decreases in organic revenue growth per treatment (3%), the negative effect of exchange rate fluctuations (1%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 6% for

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

the three months ended March 31, 2016 over the same period in 2015 mainly due to same market treatment growth (7%), partially offset by the effect of closed or sold clinics (1%). As of March 31, 2016, we had 26,713 patients (a 4% increase from March 31, 2015) being treated at the 323 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 25,684 patients treated at 318 clinics at March 31, 2015.

       Dialysis product revenue for the three months ended March 31, 2016 increased by 9% (16% increase at Constant Exchange Rates) to $206 million compared to $189 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, machines and peritoneal dialysis products.

Operating Income

       Operating income decreased by 23% to $65 million for the three months ended March 31, 2016 as compared to $85 million for the same period in 2015. Operating income margin decreased to 17.4% for the three months ended March 31, 2016 compared to 23.9% in the same period of 2015 due to unfavorable foreign exchange effects, increased costs related to furthered sales development, costs associated with changes in the Management Board and an adverse impact from manufacturing driven by lower volumes of dialyzers and concentrates.

Delivered EBIT

       Delivered EBIT decreased by 23% to $63 million for the three months ended March 31, 2016 as compared to $83 million for the same period in 2015 due to decreased operating income with virtually no change in noncontrolling interests.

Latin America Segment

Key Indicators for Latin America Segment
	For the three months ended March 31,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	153	198	(23%)	5%
Health Care(2)	113	146	(22%)	9%
Dialysis Products	40	52	(23%)	(4%)
Number of dialysis treatments	1,154,322	1,228,260	(6%)
Same market treatment growth in %	2.2%	5.4%
Operating income in $ million	11	18	(39%)
Operating income margin in %	7.1%	9.0%
Delivered EBIT in $ million(3)	11	18	(39%)

(1)  For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

(2)  Net of patient service bad debt provision.

(3)  For further information on Delivered EBIT, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the Latin America Segment decreased by 23% (5% increase at Constant Exchange Rates) to $153 million for the three months ended March 31, 2016 as compared to $198 million for the same period of 2015. Health care service revenue for the Latin America Segment decreased by 22% (9% increase at Constant Exchange Rates) during the three months ended March 31, 2016 to $113 million as compared to $146 million in the same period of 2015. This decrease is a result of the negative effect of exchange rate fluctuations (31%) and the effect of closed or sold clinics (mainly in Venezuela) (8%), partially offset by increases in organic revenue per treatment (14%) growth in same market treatments (2%), and an increase in dialysis days (1%). Dialysis treatments decreased by 6% for the three months ended March 31, 2016 over the same period in 2015 mainly due to the effect of closed or sold clinics (mainly in Venezuela) (9%), partially offset by same market treatment growth (2%) and an increase in dialysis days (1%). As of March 31, 2016, we had 29,325 patients (an 8% decrease from March 31, 2015) being treated at the 227 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 31,968 patients treated at 246 clinics at March 31, 2015.

       Dialysis product revenue for the three months ended March 31, 2016 decreased by 23% (4% decrease at Constant Exchange Rates) to $40 million compared to $52 million in the same period of 2015. The 4% decrease at Constant Exchange Rates was mainly driven by lower sales of machines and hemodialysis solutions and concentrates.

Operating Income

       Operating income decreased by 39% to $11 million for the three months ended March 31, 2016 as compared to $18 million for the same period in 2015. Operating income margin decreased to 7.1% for the three months ended March 31, 2016 from 9.0% for the same period in 2015 mainly due to higher costs related to inflation, unfavorable foreign exchange effects and an unfavorable impact from manufacturing production costs, partially offset by the impact from prior year lower margin dialysis service business in Venezuela which was subsequently divested in the third quarter of 2015 as well as the impact from higher revenue in the region at Constant Exchange Rates.

Delivered EBIT

       Delivered EBIT decreased by 39% to $11 million for the three months ended March 31, 2016 as compared to $18 million for the same period in 2015 due to decreased operating income with virtually no change in noncontrolling interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Liquidity and Capital Resources

Three months ended March 31, 2016 compared to three months ended March 31, 2015

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

       At March 31, 2016, we had cash and cash equivalents of $518 million. For information regarding utilization and availability of cash under our principal credit facility (the "Amended 2012 Credit Agreement"), see Note 5 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – Amended 2012 Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

       In the first three months of 2016 and 2015, we generated net cash provided by operating activities of $180 million and $447 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2016 versus 2015 was mainly a result of an adjustment in invoicing within the quarter and the timing of other working capital items such as cash payroll payments, partially offset by a decrease in inventory levels that was mainly as a result of decreased health care supplies, particularly due to a decrease in erythropoietin-stimulating agents inventory.

       The profitability of our business depends significantly on reimbursement rates. Approximately 81% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2016, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. Sequestration cuts, (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis and (iv) the enactment of PAMA (see "Financial Condition and Results of Operations – Overview, legislation and growth" above). In the future, we expect to experience generally stable reimbursements for dialysis services globally.

       Our working capital, which is defined as current assets less current liabilities, was $2,699 million at March 31, 2016 which increased from $2,619 million at December 31, 2015. The change is primarily the result of increased trade accounts receivable due to an adjustment in invoicing within the quarter as explained above and decreased accounts payable, partially offset by increased short-term debt due to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

issuance of short-term notes under our commercial paper program (see Note 4 of the Notes to Consolidated Financial Statements (unaudited), "Short-Term Debt and Short-Term Debt from Related Parties") and increased accounts payable with related parties. Our ratio of current assets to current liabilities was 1.61 and 1.63 at March 31, 2016 and December 31, 2015, respectively.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the Commercial Paper Program (See Note 4 of the Notes to the Consolidated Financial Statements, "Short-Term Debt and Short-Term Debt from Related Parties," included in this report) as well as the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes. We aim to preserve financial resources with a minimum $500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 74 at March 31, 2016, an increase as compared to 71 at December 31, 2015.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	March 31, 2016	December 31, 2015
North America days sales outstanding	60	53

EMEA days sales outstanding	104	104

Asia-Pacific days sales outstanding	104	113

Latin America days sales outstanding	148	141

FMC-AG & Co. KGaA average days sales outstanding	74	71

       The DSO increase in the North America Segment is largely due to an adjustment in invoicing within the quarter. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China. The Latin America Segment's DSO increase reflects periodic delays in payment of public health care organizations in certain countries.

       Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $337 million and $209 million in investing activities in the three months ended March 31, 2016 and 2015, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $246 million and $197 million in the first three months of 2016 and 2015, respectively. In the first three months of 2016, capital expenditures were $153 million in the North America Segment, $54 million at Corporate, $27 million for the EMEA Segment, $8 million for the Asia-Pacific Segment and $4 million for the Latin America Segment. Capital expenditures in the first three months of 2015 were $108 million in the North America Segment, $52 million at Corporate, $27 million for the EMEA Segment, $6 million for the Asia-Pacific Segment and $4 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in Germany, the North America Segment and France) and capitalization of machines provided to our customers and for Care Coordination. Capital expenditures were approximately 6% of total revenue in the first three months of 2016 as compared to 5% for the same period in 2015.

       In addition to the capital expenditures discussed above, we invested approximately $91 million cash in the first three months of 2016, virtually all in the North America Segment. The investment in the North America Segment was mainly driven by acquisitions in our hospitalist and intensivists business, acquisitions of dialysis clinics, available for sale financial assets, and a loan provided to an equity method investee. In the first three months of 2015, we invested in the dialysis business approximately $22 million cash, $13 million in the North America Segment, $7 million in the Asia-Pacific Segment, $1 million in the EMEA Segment and $1 million in Corporate. Additionally, during the first three months of 2015, we received $11 million from divestitures, including $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc.

       We anticipate capital expenditures of $1.0 to $1.1 billion and expect to make acquisitions of approximately $0.75 billion in 2016. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash provided by financing activities was $115 million in the first three months of 2016 compared to net cash used in financing activities of $237 million in the first three months of 2015.

       In the three-month period ended March 31, 2016, cash was mainly provided by proceeds from short-term debt and short-term debt from related parties, partially offset by distributions to noncontrolling interests, repayments of short-term debt and long-term debt and capital lease obligations as well as a reduction in the Accounts Receivable Facility. In the first three months of 2015, cash was mainly used to reduce the Accounts Receivable Facility, distributions to noncontrolling interests and repayments of short-term debt and long-term debt, partially offset by proceeds from short-term debt and short-term debt from related parties, proceeds from exercise of stock options and contributions from noncontrolling interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Delivered EBIT

       As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG &

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Co. KGaA. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	Three months ended March 31
	2016	2015
	(in millions, unaudited)
Delivered EBIT reconciliation
Total
Operating income (EBIT)	$540	$504
less noncontrolling interests	(69)	(54)

Delivered EBIT	471	450
North America
Operating income (EBIT)	436	340
less noncontrolling interests	(66)	(52)

Delivered EBIT	370	288
Dialysis
Operating income (EBIT)	426	325
less noncontrolling interests	(58)	(43)

Delivered EBIT	368	282
Care Coordination
Operating income (EBIT)	10	15
less noncontrolling interests	(8)	(9)

Delivered EBIT	2	6
EMEA
Operating income (EBIT)	130	141
less noncontrolling interests	(1)	-

Delivered EBIT	129	141
Asia-Pacific
Operating income (EBIT)	65	85
less noncontrolling interests	(2)	(2)

Delivered EBIT	63	83
Latin America
Operating income (EBIT)	11	18
less noncontrolling interests	-	-

Delivered EBIT	$11	$18

Care Coordination

       The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, only the sub-capitation, BPCI, ESCO programs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, there may be other programs that could be included in the following metrics. These metrics may be developed further in future periods. Note that due to the timing required by CMS to review

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

the BPCI program data that we provide, estimates have been used in order to report these metrics in a timely manner.

Member Months Under Medical Cost Management

       Member months under medical cost management is calculated by multiplying the number of members who are included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

       Medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

       Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care, Fresenius Vascular Care, and National Cardiovascular Partners as well as patients in our Rx BMM program.

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $722 million, 17.2% of revenues for the three-month period ended March 31, 2016, and $680 million, 17.2% of revenues for the same period of 2015. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the three months ended March 31,
	2016	2015
	(in millions)
Total EBITDA	$722	$680
Interest expense (net of interest income)	(105)	(102)
Income tax expense	(138)	(138)
Change in deferred taxes, net	(13)	(53)
Changes in operating assets and liabilities	(278)	59
Stock compensation expense	7	4
Other items, net	(15)	(3)

Net cash provided by (used in) operating activities	$180	$447

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

       The following table shows the significant cash flow key performance indicators for the three months ended March 31, 2016 and 2015:

	For the three months ended March 31,
	2016	2015
	(in millions)
Revenue	$4,205	$3,960

Net cash provided by (used in) operating activities	180	447
Capital expenditures	(250)	(201)
Proceeds from sale of property, plant and equipment	4	4

Capital expenditures, net	$(246)	$(197)

Free cash flow	(66)	250
Net cash provided by (used in) operating activities as a % of revenue	4.3%	11.3%
Free cash flow as a % of revenue	(1.6%)	6.3%

Balance Sheet Structure

       Total assets as of March 31, 2016 increased to $26,067 million from $25,365 million as compared to December 31, 2015. Current assets as a percent of total assets remained flat at 27% at March 31, 2016 as compared to December 31, 2015. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, remained flat at 41% at March 31, 2016 as compared to December 31, 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

Outlook

       Below is a table showing our growth outlook for 2016. The outlook for 2016 is based on exchange rates prevailing at the beginning of 2016:

Targets 2016
Revenue(1),(2)	Growth 7 – 10% (at Constant Exchange Rates)
Operating income(3)	Growth > revenue growth
Delivered EBIT(3)	Growth > revenue growth
Net income growth(2),(3),(4)	15 – 20%
Basic earnings per share growth(2),(3),(4)	based on development of net income
Capital Expenditures	$1.0 – 1.1 billion
Acquisitions and investments	~ $0.75 billion
Net cash provided by (used in) operating activities in % of revenue(3)	> 10%
Free cash flow in % of revenue(3)	> 4%
Debt/EBITDA Ratio	< 3.0
Employees(5)	> 109,000
Research and development expenses	$160 – 170 million

(1)  Net of patient service bad debt provision

(2)  Targets 2016 exclude contributions from acquisitions closed in 2015 and 2016

(3)  Targets 2016 exclude special items

(4)  Net income attributable to shareholders of FMC AG & Co. KGaA

(5)  Full-time equivalents

Recently Implemented Accounting Pronouncements

       On February 18, 2015, FASB issued Accounting Standards Update 2015-02 ("ASU 2015-02"), Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We have implemented ASU 2015-02. These types of legal entities are predominantly utilized in the U.S. The consolidation disclosures in Note 1 of our 2016 annual report on Form 20-F will include amended disclosures in relation to this ASU.

       On November 20, 2015, FASB issued Accounting Standards Update 2015-17 ("ASU 2015-17") Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which focuses on reducing the complexity of classifying deferred taxes on the balance sheet. ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2016 and 2015

sheet and requires the classification of all deferred tax assets and liabilities as noncurrent. The update is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We adopted this ASU as of March 31, 2016. In accordance with ASU 2015-17, deferred taxes recorded in 2015 within current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of $216 million and $36 million, respectively. As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of $168 million.

Recent Accounting Pronouncements Not Yet Adopted

       On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). With the issuance of Accounting Standards Update 2015-14 ("ASU 2015-14"), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date on August 12, 2015, the effective date of ASU 2014-09 for public business entities, among others, was deferred from fiscal years and interim periods within those years beginning after December 15, 2016 to fiscal years and interim periods within those years beginning after December 15, 2017. Earlier adoption is permitted. We are currently evaluating the impact of ASU 2014-09, in conjunction with all amendments, on our Consolidated Financial Statements.

       On January 5, 2016, FASB issued Accounting Standards Update 2016-01 ("ASU 2016-01") Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 focuses on improving the recognition and measurement of financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 affects the accounting treatment and disclosures related to financial instruments and equity instruments. The update is effective for fiscal years and interim periods within those years beginning after December 15, 2017. Earlier adoption is generally not permitted. We are currently evaluating the impact of ASU 2016-01 on our Consolidated Financial Statements.

       On February 25, 2016, FASB issued Accounting Standards Update 2016-02 ("ASU 2016-02") Leases (Subtopic 842). ASU 2016-02 is expected to increase transparency and comparability by recognizing lease assets and lease liabilities from lessees on the balance sheet and disclosing key information about leasing arrangements in the financial statements. The lessor accounting is largely unchanged. The updates are effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early applications of the amendments in these updates are permitted. We are currently evaluating the impact of ASU 2016-02 on our Consolidated Financial Statements.

       On March 30, 2016, FASB issued Accounting Standards Update 2016-09 ("ASU 2016-09") Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies guidance with regard to income tax consequences for share-based payment transactions, classification of awards as equity or liabilities as well as cash flow impacts. The updates are effective for fiscal years and interim periods within those years beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of ASU 2016-09 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2016	2015
Net revenue:
Health Care	$3,524,864	$3,289,011
Less: Patient service bad debt provision	110,524	106,607

Net Health Care	3,414,340	3,182,404
Dialysis Products	790,988	777,523

	4,205,328	3,959,927
Costs of revenue:
Health Care	2,544,260	2,415,729
Dialysis Products	343,419	360,148

	2,887,679	2,775,877
Gross profit	1,317,649	1,184,050
Operating (income) expenses:
Selling, general and administrative	758,455	654,916
Research and development	37,474	30,938
Income from equity method investees	(18,571)	(6,204)

Operating income	540,291	504,400
Other (income) expense:
Interest income	(11,081)	(59,940)
Interest expense	116,370	162,048

Income before income taxes	435,002	402,292
Income tax expense	138,305	137,861

Net income	296,697	264,431
Less: Net income attributable to noncontrolling interests	68,681	54,883

Net income attributable to shareholders of FMC-AG & Co. KGaA	$228,016	$209,548

Basic earnings per share	$0.75	$0.69

Fully diluted earnings per share	$0.75	$0.69

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2016	2015
Net Income	$296,697	$264,431

Gain (loss) related to cash flow hedges	4,567	6,952
Actuarial gain (loss) on defined benefit pension plans	7,877	9,229
Gain (loss) related to foreign currency translation	105,099	(127,433)
Income tax (expense) benefit related to components of other comprehensive income	(4,365)	(5,924)

Other comprehensive income (loss), net of tax	113,178	(117,176)

Total comprehensive income	$409,875	$147,255
Comprehensive income attributable to noncontrolling interests	71,801	50,930

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$338,074	$96,325

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share data)

	March 31, 2016	December 31, 2015
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$517,770	$549,500
Trade accounts receivable less allowance for doubtful accounts of $508,676 in 2016 and $465,790 in 2015	3,600,093	3,285,196
Accounts receivable from related parties	238,276	218,285
Inventories	1,385,051	1,340,751
Prepaid expenses and other current assets	1,405,899	1,374,715

Total current assets	7,147,089	6,768,447
Property, plant and equipment, net	3,578,144	3,425,574
Intangible assets	831,037	830,489
Goodwill	13,152,594	13,032,750
Deferred taxes	176,483	188,833
Investment in equity method investees	689,394	644,709
Other assets	492,092	474,452

Total assets	$26,066,833	$25,365,254

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$554,754	$627,828
Accounts payable to related parties	236,532	153,023
Accrued expenses and other current liabilities	2,459,395	2,503,137
Short-term debt	348,863	109,252
Short-term debt from related parties	63,984	19,052
Current portion of long-term debt and capital lease obligations	678,475	664,335
Income tax payable	105,790	72,819

Total current liabilities	4,447,793	4,149,446
Long-term debt and capital lease obligations, less current portion	7,847,286	7,853,487
Other liabilities	490,077	465,625
Pension liabilities	612,378	585,328
Income tax payable	173,663	162,500
Deferred taxes	599,243	624,500

Total liabilities	14,170,440	13,840,886
Noncontrolling interests subject to put provisions and other temporary equity	1,088,272	1,028,368
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 306,366,869 issued and 305,366,918 outstanding	380,003	387,162
Treasury stock, at cost	(136,976)	(505,014)
Additional paid-in capital	3,073,946	3,470,308
Retained earnings	8,098,997	7,870,981
Accumulated other comprehensive income (loss)	(1,226,237)	(1,336,295)

Total FMC-AG & Co. KGaA shareholders' equity	10,189,733	9,887,142
Noncontrolling interests not subject to put provisions	618,388	608,858
Total equity	10,808,121	10,496,000

Total liabilities and equity	$26,066,833	$25,365,254

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	For the three months ended March 31,
	2016	2015
Operating Activities:
Net income	$296,697	$264,431
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	181,783	175,854
Change in deferred taxes, net	(12,723)	(52,797)
(Gain) loss on sale of fixed assets and investments	890	1,043
Compensation expense related to stock options	7,424	4,478
Investments in equity method investees, net	(16,349)	(3,797)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(265,655)	(109,125)
Inventories	(19,242)	(93,321)
Prepaid expenses, other current and non-current assets	46,536	119,698
Accounts receivable from related parties	647	15,618
Accounts payable to related parties	76,990	12,411
Accounts payable, accrued expenses and other current and non-current liabilities	(151,537)	129,948
Income tax payable	34,340	(17,171)

Net cash provided by (used in) operating activities	179,801	447,270

Investing Activities:
Purchases of property, plant and equipment	(250,178)	(201,196)
Proceeds from sale of property, plant and equipment	3,920	3,579
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(91,058)	(21,896)
Proceeds from divestitures	216	10,678

Net cash provided by (used in) investing activities	(337,100)	(208,835)

Financing Activities:
Proceeds from short-term debt	285,509	53,153
Repayments of short-term debt	(58,041)	(61,417)
Proceeds from short-term debt from related parties	42,647	20,608
Proceeds from long-term debt and capital lease obligations	60	1,860
Repayments of long-term debt and capital lease obligations	(53,495)	(60,850)
Increase (decrease) of accounts receivable securitization program	(51,000)	(156,250)
Proceeds from exercise of stock options	2,544	16,451
Distributions to noncontrolling interests	(66,576)	(62,015)
Contributions from noncontrolling interests	13,299	11,171

Net cash provided by (used in) financing activities	114,947	(237,289)

Effect of exchange rate changes on cash and cash equivalents	10,622	(12,079)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(31,730)	(10,933)
Cash and cash equivalents at beginning of period	549,500	633,855

Cash and cash equivalents at end of period	$517,770	$622,922

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2016 (unaudited) and
year ended December 31, 2015 (audited)
(in thousands, except share data)

	Ordinary Shares		Treasury Stock				Accumulated Other comprehensive income (loss)	Total FMC-AG & Co. KGaA shareholders' equity
									Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2014	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371
Proceeds from exercise of options and related tax effects	1,758,820	1,947	-	-	87,065	-	-	89,012	-	89,012
Compensation expense related to stock options	-	-	-	-	12,323	-	-	12,323	-	12,323
Vested subsidiary stock incentive plans	-	-	-	-	(4,613)	-	-	(4,613)	-	(4,613)
Dividends paid	-	-	-	-	-	(263,244)	-	(263,244)	-	(263,244)
Purchase/ sale of noncontrolling interests	-	-	-	-	7,461	-	-	7,461	7,169	14,630
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(100,852)	(100,852)
Expiration of put provisions and other reclassifications	-	-	-	-	-	-	-	-	(5,206)	(5,206)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(178,003)	-	-	(178,003)	-	(178,003)
Net income	-	-	-	-	-	1,029,445	-	1,029,445	124,577	1,154,022
Other comprehensive income (loss)					-	-	(248,552)	(248,552)	(1,888)	(250,440)

Comprehensive income	-	-	-	-	-	-	-	780,893	122,689	903,582

Balance at December 31, 2015	312,863,071	$387,162	(7,548,951)	$(505,014)	$3,470,308	$7,870,981	$(1,336,295)	$9,887,142	$608,858	$10,496,000

Proceeds from exercise of options and related tax effects	52,798	58	-	-	2,651	-	-	2,709	-	2,709
Compensation expense related to stock options	-	-	-	-	7,424	-	-	7,424	-	7,424
Vested subsidiary stock incentive plans	-	-	-	-	(1,092)	-	-	(1,092)	-	(1,092)
Withdrawal of treasury stock	(6,549,000)	(7,217)	6,549,000	368,038	(360,821)	-	-	-	-	-
Purchase/ sale of noncontrolling interests	-	-	-	-	1,297	-	-	1,297	6,695	7,992
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(24,539)	(24,539)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(45,821)	-	-	(45,821)	-	(45,821)
Net income	-	-	-	-	-	228,016	-	228,016	25,846	253,862
Other comprehensive income (loss)	-	-	-	-	-	-	110,058	110,058	1,528	111,586

Comprehensive income	-	-	-	-	-	-	-	338,074	27,374	365,448

Balance at March 31, 2016	306,366,869	$380,003	(999,951)	$(136,976)	$3,073,946	$8,098,997	$(1,226,237)	$10,189,733	$618,388	$10,808,121

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products in addition to sales of dialysis products to other dialysis service providers. The Company describes its other health care services as "Care Coordination." Care Coordination currently includes the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent the Company's health care services.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 13 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with the United States' generally accepted accounting principles ("U.S. GAAP").

       The consolidated financial statements at March 31, 2016 and for the three months ended March 31, 2016 and 2015 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2015 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2015, contained in the Company's 2015 Annual Report on Form 20-F.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Certain items in the prior year's comparative consolidated financial statements have been reclassified to conform to the current year's presentation. Deferred taxes which were classified as current at December 31, 2015, are now reclassified to noncurrent in accordance with Accounting Standards Update 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. Deferred taxes in current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of $216,127 and $36,399, respectively. As a result of deferred tax netting, noncurrent assets and liabilities have been adjusted in the amount of $168,232.

       The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results of operations for the year ending December 31, 2016.

2.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 30.9% of the Company's outstanding shares at March 31, 2016. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. The Company provides certain administrative services to one of its equity method investees. In 2015, the Company also performed marketing and distribution services for certain of its equity method investees. These related party agreements generally have a duration of 1-5 years and are renegotiated on an as needed basis when the agreement comes due.

       The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and the Company intends to extend these leases.

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9,327 for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

       In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. Further, in 2015 the Company entered into an exclusive supply agreement to purchase Erythropoietin stimulating agents, "ESAs."

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the three months ended March 31, 2016		For the three months ended March 31, 2015		March 31, 2016		December 31, 2015
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	48	5,275	47	6,323	107	2,461	422	3,185
Fresenius SE affiliates	831	20,410	2,034	18,204	608	4,354	2,104	4,079
Equity method investees	4,905	-	2,793	-	5,349	-	10,180	-

Total	$5,784	$25,685	$4,874	$24,527	$6,064	$6,815	$12,706	$7,264

Lease Agreements
Fresenius SE	-	2,537	-	2,393	-	-	-	-
Fresenius SE affiliates	-	3,750	-	3,694	-	-	-	-

Total	$-	$6,287	$-	$6,087	$-	$-	$-	$-

Products
Fresenius SE	2	-	2	-	-	-	-	-
Fresenius SE affiliates	6,048	10,911	6,720	9,309	7,390	2,763	8,774	3,768
Equity method investees	-	110,595	-	5,822	-	84,253	-	8,253

Total	$6,050	$121,506	$6,722	$15,131	$7,390	$87,016	$8,774	$12,021

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2016 and December 31, 2015, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $141,340 and $131,252, respectively. As of March 31, 2016 and December 31, 2015, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

$123,729 and $115,932, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       On August 19, 2009, the Company borrowed €1,500 ($1,708 at March 31, 2016 and $1,633 at December 31, 2015) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2016 with an interest rate of 1.334%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,708 at March 31, 2016 and $1,633 at December 31, 2015) with an interest rate of 1.875% from the General Partner. This loan is due on November 25, 2016 with an interest rate of 1.223%.

       On various dates starting July 22, 2015 through January 28, 2016, the Company provided unsecured term loans to one of its equity method investees, of which CHF 78,416 ($81,673) were outstanding as of March 31, 2016 at an interest rate of 1.8%.

       At March 31, 2016 and December 31, 2015, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($9,450 at March 31, 2016 and $9,036 at December 31, 2015), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually.

       At March 31, 2016 and December 31, 2015, the Company borrowed from Fresenius SE €53,200 and €14,500 ($60,568 at March 31, 2016 and $15,786 at December 31, 2015) on an unsecured basis at an interest rate of 0.797% and 0.970%, respectively. For further information on this loan agreement, see Note 4. "Short-Term Debt and Short-Term Debt from Related Parties – Short-Term Debt from Related Parties."

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $6,113 and $4,024, respectively, for its management services during the three months ended March 31, 2016 and 2015. As of March 31, 2016 and December 31, 2015, the Company had accounts receivable from the General Partner in the amount of $1,809 and $486, respectively. As of March 31, 2016 and December 31, 2015, the Company had accounts payable to the General Partner in the amount of $18,972 and $17,806, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

3.    Inventories

       At March 31, 2016 and December 31, 2015, inventories consisted of the following:

	March 31, 2016	December 31, 2015
Finished goods	$736,159	$670,291
Health care supplies	362,868	395,342
Raw materials and purchased components	213,575	206,525
Work in process	72,449	68,593

Inventories	$1,385,051	$1,340,751

4.    Short-Term Debt and Short-Term Debt from Related Parties

       At March 31, 2016 and December 31, 2015, short-term debt and short-term debt from related parties consisted of the following:

	March 31, 2016	December 31, 2015
Borrowings under lines of credit	$115,499	$109,230
Commercial Paper Program	233,353	-
Other financial liabilities	11	22

Short-term debt	$348,863	$109,252
Short-term debt from related parties (see Note 2.b)	63,984	19,052

Short-term debt and short-term debt from related parties	$412,847	$128,304

       The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At March 31, 2016 and December 31, 2015, cash and borrowings under lines of credit in the amount of $51,702 and $48,277 were offset under this cash management system.

Short-term Debt from related parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. At March 31, 2016 and December 31, 2015, the Company borrowed from Fresenius SE €53,200 and €14,500 ($60,568 at March 31, 2016 and $15,786 at December 31, 2015) on an unsecured basis. For further information on short-term debt from related parties outstanding at March 31, 2016, see Note 2 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

5.    Long-term Debt and Capital Lease Obligations

       As of March 31, 2016 and December 31, 2015, long-term debt and capital lease obligations consisted of the following:

	March 31, 2016	December 31, 2015
Amended 2012 Credit Agreement	$2,591,669	$2,611,580
Senior Notes	5,392,631	5,325,618
Equity-neutral convertible bonds	428,132	407,705
Accounts Receivable Facility	-	50,185
Capital lease obligations	44,415	40,621
Other	68,914	82,113

Long-term debt and capital lease obligations	$8,525,761	$8,517,822
Less current portion	(678,475)	(664,335)

Long-term debt and capital lease obligations, less current portion	$7,847,286	$7,853,487

Amended 2012 Credit Agreement

       The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at March 31, 2016 and December 31, 2015:

	Maximum Amount Available March 31, 2016		Balance Outstanding March 31, 2016(1)
Revolving Credit USD	$1,000,000	$1,000,000	$47,476	$47,476
Revolving Credit EUR	€400,000	$455,400	€-	$-
USD Term Loan	$2,250,000	$2,250,000	$2,250,000	$2,250,000
EUR Term Loan	€270,000	$307,395	€270,000	$307,395

		$4,012,795		$2,604,871

	Maximum Amount Available December 31, 2015		Balance Outstanding December 31, 2015(1)
Revolving Credit USD	$1,000,000	$1,000,000	$25,110	$25,110
Revolving Credit EUR	€400,000	$435,480	€-	$-
USD Term Loan	$2,300,000	$2,300,000	$2,300,000	$2,300,000
EUR Term Loan	€276,000	$300,481	€276,000	$300,481

		$4,035,961		$2,625,591

(1)  Amounts shown are excluding debt issuance costs.

       At March 31, 2016 and December 31, 2015, the Company had letters of credit outstanding in the amount of $3,550 and $3,600, respectively, under the USD revolving credit facility, which are not included

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the Accounts Receivable Facility at March 31, 2016 and at December 31, 2015:

	Maximum Amount Available(1)		Balance Outstanding(2)
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Accounts Receivable Facility	$800,000	$800,000	$-	$51,000

(1)  Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)  Amounts shown are excluding debt issuance costs.

       The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $13,822 and $16,622 at March 31, 2016 and December 31, 2015, respectively. These letters of credit are not included above as part of the balance outstanding at March 31, 2016 and December 31, 2015; however, they reduce available borrowings under the Accounts Receivable Facility.

6.    Earnings Per Share

       The following table contains reconciliations of the numerator and denominators of the basic and diluted earnings per share computations for the three months ended March 31, 2016 and 2015:

	For the three months ended March 31,
	2016	2015
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$228,016	$209,548
Denominators:
Weighted average number of Ordinary shares outstanding	305,325,185	303,683,075
Potentially dilutive Ordinary shares	296,326	1,015,241

Total weighted average Ordinary shares outstanding assuming dilution	305,621,511	304,698,316
Basic earnings per share	$0.75	$0.69
Fully diluted earnings per share	$0.75	$0.69

       By resolution of the Company's annual general meeting on May 12, 2011, the Company was authorized to conduct a share buy-back program to repurchase ordinary shares. The buy-back program commenced on May 20, 2013 and was completed on August 14, 2013 after 7,548,951 shares had been repurchased in the amount of €384,966 ($505,014). On February 16, 2016, the Company retired 6,549,000 of the repurchased

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

shares from the buy-back program at an average weighted price of €51 per share ($57 per share on February 16, 2016).

7.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three months ended March 31, 2016 and 2015, respectively.

	For the three months ended March 31,
	2016	2015
Components of net periodic benefit cost:
Service cost	$6,825	$6,372
Interest cost	7,329	6,943
Expected return on plan assets	(3,872)	(4,098)
Amortization of unrealized losses	7,907	9,229
Amortization of prior service cost	(30)	-

Net periodic benefit costs	$18,159	$18,446

8.    Noncontrolling Interests Subject to Put Provisions and Other Temporary Equity

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, the discounted cash flows and the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At March 31, 2016 and December 31, 2015, the Company's potential obligations under these put options were $1,082,567 and $1,023,755. At March 31, 2016 and December 31, 2015, put options with an aggregate purchase obligation of $240,424 and $258,552, respectively, were exercisable. No put options were exercised during the first three months of 2016.

       The following is a roll forward of noncontrolling interests subject to put provisions for the three months ended March 31, 2016 and the year ended December 31, 2015:

	March 31, 2016	December 31, 2015
Beginning balance as of January 1,	$1,023,755	$824,658
Contributions to noncontrolling interests	(39,144)	(164,830)
Purchase/ sale of noncontrolling interests	2,579	7,915
Contributions from noncontrolling interests	5,129	16,749
Expiration of put provisions and other reclassifications	-	5,206
Changes in fair value of noncontrolling interests	45,821	178,003
Net income	42,835	159,127
Other comprehensive income (loss)	1,592	(3,073)

Ending balance as of March 31, 2016 and December 31, 2015	$1,082,567	$1,023,755

       In addition to the amounts in the table above, Other Temporary Equity related to subsidiary stock incentive plans was $5,705 and $4,613 as of March 31, 2016 and December 31, 2015, respectively.

9.    Sources of Revenue

       Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 apply solely to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's Health Care revenue, for the three months ended March 31, 2016 and 2015.

	2016	2015
Medicare program	$1,294,259	$1,200,772
Private/alternative payors	1,267,492	1,134,161
Medicaid and other government sources	132,628	129,228
Hospitals	248,271	213,951

Total patient service revenue	$2,942,650	$2,678,112

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

10.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for such cases filed in Massachusetts county courts and St. Louis City court. See, In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in other state courts. On February 17, 2016, the Company reached and reported to the courts an agreement in principle with a committee for plaintiffs in all cases. The agreement in principle calls for the Company to pay $250,000 into a settlement fund in August 2016 in exchange for releases of all or substantially all of the plaintiffs' claims, subject to the Company's right to void the settlement under certain conditions, including if more than 3% of all plaintiffs reject the settlement by July 2016 or the distribution of rejecters meet certain criteria. The Company's affected insurers have agreed to fund $220,000 of the settlement fund, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company has accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

       Certain of the complaints in the litigation named combinations of FMC-AG & Co. KGaA, FMC Management AG, Fresenius SE and Fresenius Management SE as defendants, in addition to FMCH and its domestic United States affiliates. The agreement in principle provides for dismissals and releases of claims encompassing the European defendants.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Certain plaintiffs including the Attorneys General of Louisiana and Mississippi have filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation. These cases, however, implicate different legal standards, theories of liability and forms of potential recovery and, as such, are not currently subject to the agreement in principle discussed above. FMCH believes that these deceptive practices lawsuits are without merit and will defend them vigorously.

Other Litigation and Potential Exposures

       On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States did not intervene initially in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. On October 2, 2015, the United States Attorney moved to intervene on the relator's complaint with respect only to certain Hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. FMCH believes that the allegations of the complaint are without merit and will defend the litigation vigorously.

       Subpoenas or search warrants were issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC ("AAC"), which the Company acquired in October 2011, and to the Company's subsidiary, Fresenius Vascular Care, Inc., which now operates former AAC centers as well as its own original facilities. As of September 30, 2015, the Company had entered into settlements of allegations made by the United States Attorneys for Connecticut, Southern Florida, and Rhode Island under which the Company paid approximately $8,000 in exchange for releases related to activities of American Access Care prior to the acquisition. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for payments under these settlements, subject to certain limitations and deductibles. The three settlements implicate only actions and events occurring prior to the Company's acquisition of AAC. The Eastern Virginia investigation remains active and outstanding. It appears to relate to issues similar to the others, but is being conducted in part as a grand jury proceeding.

       On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services ("OIG") issued a subpoena to the Company seeking information about utilization and invoicing by Fresenius Vascular Care facilities as a whole for a period beginning after the acquisition of AAC. The Company is cooperating in the government's inquiry, which is being managed by the United States Attorney for the Eastern District of New York.

       The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

       Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, has reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

       In December 2012, FMCH received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a broad range of documents related to two products manufactured by FMCH: electron-beam sterilization of dialyzers and the Liberty peritoneal dialysis cycler. FMCH has cooperated fully in the government's investigation. In December 2014, FMCH was advised that the government's investigation was precipitated by a whistleblower, who first filed a complaint under seal in June 2013. In September 2014, the government declined to intervene in the whistleblower's actions. On March 31, 2015, the relator served his complaint styled Reihanifam v. Fresenius USA, Inc., 2013 Civ. 11486 (D. Mass.). On May 14, 2015, the Court dismissed without prejudice the relator's False Claims Act allegations after receiving the United States' confirmation that it would not intervene as to those allegations. On March 29, 2016, the Court dismissed the relator's companion claims for retaliatory termination of employment, finding that the retaliation claims were barred under principles of res judicata by a January 2015 jury verdict in the United States District Court for the Central District of California. The California verdict remains on appeal in the Ninth Circuit Court of Appeals.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act styled Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit) alleging that Xerox State Healthcare, LLC, M Group Consulting LLC and certain Liberty subsidiaries of FMCH conspired to overbill Hawaii Medicaid for Liberty's Epogen administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. The complaint alleges that Xerox State Healthcare LLC which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during 2006-2010, provided incorrect and unauthorized billing guidance to Liberty and its consultant, M4 Consultants, Inc. (a subsidiary of M Group Consulting LLC until 2008, and now a subsidiary of Liberty), which Liberty relied on for purposes of its Epogen billing to the Hawaii Medicaid program. The complaint seeks civil damages authorized under the Hawaii False Claims Act. FMCH will vigorously contest the complaint.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       On August 31 and November 25, 2015, respectively, FMCH received subpoenas from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH is cooperating in the investigations.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. With respect to other potential adjustments and disallowances of tax matters currently under review, the Company does not anticipate that an unfavorable ruling could have a material impact on its results of operations. The Company is not currently able to determine the timing of these potential additional tax payments.

       Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

11.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at March 31, 2016, and December 31, 2015.

		March 31, 2016		December 31, 2015
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$517,770	517,770	$549,500	549,500
Accounts receivable(1)(2)	2	3,853,875	3,853,875	3,521,741	3,521,741
Available for sale financial assets	1	299,612	299,612	275,770	275,770
Liabilities
Accounts payable(1)	2	791,286	791,286	780,851	780,851
Short-term debt(1)	2	412,847	412,887	128,304	128,304
Long-term debt, excluding Amended 2012 Credit Agreement, Senior Notes and convertible bonds	2	113,329	114,428	172,919	172,919
Amended 2012 Credit Agreement	2	2,591,669	2,604,871	2,611,580	2,625,591
Senior Notes	2	5,392,631	5,874,264	5,325,618	5,782,937
Convertible bonds	2	428,132	571,850	407,705	546,057
Noncontrolling interests subject to put provisions	3	1,088,272	1,088,272	1,028,368	1,028,368

(1)  Also includes amounts from related parties.

(2)  Includes long-term accounts receivable, which are included in "Other assets" in the Consolidated Balance Sheets.

       The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions, or in the case of long-term debt, in the captions shown in Note 5.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term debt are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 8 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At March 31, 2016 and December 31, 2015, the Company had $16,902 and $24,366, respectively, of derivative financial assets subject to netting arrangements and $25,693 and $12,765, respectively, of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $8,770 and $16,273 as well as net liabilities of $17,561 and $4,672 at March 31, 2016 and December 31, 2015, respectively.

       In connection with the issuance of the equity-neutral convertible bonds in September 2014, the Company purchased share options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At March 31, 2016 and December 31, 2015, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $131,399 and $193,880 at March 31, 2016 and December 31, 2015, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $2,480,202 and $1,637,129 at March 31, 2016 and December 31, 2015, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.70%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At March 31, 2016 and December 31, 2015, the notional amount of the euro-denominated interest rate swaps in place was €370,000 and €376,000 ($421,245 and $409,351 at March 31, 2016 and December 31, 2015, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At March 31, 2016 and December 31, 2015, the Company had $56,265 and $58,581, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at March 31, 2016 and December 31, 2015.

	March 31, 2016		December 31, 2015
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	3,807	(1,726)	3,114	(2,921)
Interest rate contracts	-	(1,225)	-	(1,637)
Non-current
Foreign exchange contracts	-	-	171	(127)
Interest rate contracts	-	(1,880)	-	(961)

Total	$3,807	$(4,831)	$3,285	$(5,646)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	15,255	(32,992)	23,908	(7,056)
Non-current
Foreign exchange contracts	2,963	(3)	1,062	(65)
Derivatives embedded in the convertible bonds	-	(117,469)	-	(115,990)
Share options to secure the convertible bonds	117,469	-	115,990	-

Total	$135,687	$(150,464)	$140,960	$(123,111)

(1)  At March 31, 2016 and December 31, 2015, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)  Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

       The Company's own credit risk is incorporated in the fair value estimation of derivatives that are liabilities. Counterparty credit risk adjustments are factored into the valuation of derivatives that are assets. The Company monitors and analyses the credit risk from derivative financial instruments on a regular basis. For the valuation of derivative financial instruments, the credit risk is considered in the fair value of every individual instrument. The default probability is based upon the Credit Default Swap Spreads of each counterparty appropriate for the duration. The calculation of the credit risk considered in the valuation is performed by multiplying the default probability appropriate for the duration with the expected discounted cash flows of the derivative financial instrument.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the three months ended March 31,
	Amount of Gain or (Loss) Recognized in AOCI on Derivatives (Effective Portion) for the three months ended March 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2016	2015		2016	2015
Interest rate contracts	$(3,495)	$13,509	Interest income/expense	$6,234	$6,165
Foreign exchange contracts	2,309	(19,928)	Costs of Revenue	(481)	7,206

	$(1,186)	$(6,419)		$5,753	$13,371

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the three months ended March 31,
	Location of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments		2016	2015
Foreign exchange contracts	Selling, general and administrative expense	$26,700	$(29,247)
Foreign exchange contracts	Interest income/expense	707	2,433
Derivatives embedded in the convertible bonds	Interest income/expense	(3,703)	47,338
Share options to secure the convertible bonds	Interest income/expense	3,703	(47,338)

		$27,407	$(26,814)

       For foreign exchange derivatives at March 31, 2016, the Company expects to recognize $471 of losses deferred in AOCI in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $22,389 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at March 31, 2016.

       At March 31, 2016, the Company had foreign exchange derivatives with maturities of up to 15 months and interest rate swaps with maturities of up to 43 months.

12.    Other Comprehensive Income (Loss)

       The changes in the components of other comprehensive income (loss) for the three months ended March 31, 2016 and 2015 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)
Other comprehensive income (loss) before reclassifications	(5,485)	-	(123,480)	(128,965)	(3,953)	(132,918)
Amounts reclassified from AOCI	9,955	5,787	-	15,742	-	15,742

Other comprehensive income (loss) after reclassifications	4,470	5,787	(123,480)	(113,223)	(3,953)	(117,176)

Balance at March 31, 2015	$(98,807)	$(276,232)	$(825,927)	$(1,200,966)	$(9,214)	$(1,210,180)

Balance at December 31, 2015	$(60,214)	$(225,091)	$(1,050,990)	$(1,336,295)	$(10,222)	$(1,346,517)

Other comprehensive income (loss) before reclassifications	(953)	-	101,979	101,026	3,120	104,146
Amounts reclassified from AOCI	4,079	4,953	-	9,032	-	9,032

Other comprehensive income (loss) after reclassifications	3,126	4,953	101,979	110,058	3,120	113,178

Balance at March 31, 2016	$(57,088)	$(220,138)	$(949,011)	$(1,226,237)	$(7,102)	$(1,233,339)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Reclassifications out of AOCI for the three months ended March 31, 2016 and 2015 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components
	2016	2015
(Gain) Loss related to cash flow hedges
Interest rate contracts	$6,234	$6,165	Interest income/expense
Foreign exchange contracts	(481)	7,206	Costs of Revenue

	5,753	13,371	Total before tax

	(1,674)	(3,416)	Tax expense or benefit

	$4,079	$9,955	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	7,877	9,229	(1)

	7,877	9,229	Total before tax

	(2,924)	(3,442)	Tax expense or benefit

	$4,953	$5,787	Net of tax

Total reclassifications for the period	$9,032	$15,742	Net of tax

(1)  Included in the computation of net periodic pension cost (see Note 7 for additional details).

13.    Segment and Corporate Information

       The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarter overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three months ended March 31, 2016 and 2015 is set forth below.

	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended March 31, 2016
Revenue external customers	$3,043,788	$630,785	$374,334	$153,253	$4,202,160	$3,168	$4,205,328
Inter - segment revenue	1,020	-	6	32	1,058	(1,058)	-

Revenue	3,044,808	630,785	374,340	153,285	4,203,218	2,110	4,205,328

Operating income	436,447	129,844	65,079	10,881	642,251	(101,960)	540,291

Depreciation and amortization	(101,326)	(28,222)	(11,546)	(3,600)	(144,694)	(37,089)	(181,783)

Income (loss) from equity method investees	16,533	1,370	559	110	18,571	-	18,571
Total assets	17,580,902	3,472,568	1,795,393	657,751	23,506,614	2,560,219	26,066,833
thereof investments in equity method investees	315,139	232,465	114,701	27,089	689,394	-	689,394
Capital expenditures, acquisitions and investments(1)	243,470	29,043	8,571	4,791	285,875	55,361	341,236
Three months ended March 31, 2015
Revenue external customers	$2,771,479	$629,006	$353,038	$197,880	$3,951,403	$8,524	$3,959,927
Inter - segment revenue	1,290	0	0	99	1,389	(1,389)	-

Revenue	2,772,769	629,006	353,038	197,979	3,952,792	7,135	3,959,927

Operating income	340,084	141,256	84,512	17,857	583,709	(79,309)	504,400

Depreciation and amortization	(97,190)	(28,327)	(10,831)	(4,812)	(141,160)	(34,694)	(175,854)

Income (loss) from equity method investees	4,506	1,063	362	273	6,204	-	6,204
Total assets(2),(3)	16,730,207	3,313,409	1,783,850	678,296	22,505,762	2,299,403	24,805,165
thereof investments in equity method investees	270,983	210,902	105,968	24,512	612,365	-	612,365
Capital expenditures, acquisitions and investments(4)	121,232	30,750	12,929	5,459	170,370	52,722	223,092

(1) North America and EMEA acquisitions exclude $8,370 and $11 respectively of non-cash acquisitions for 2016.

(2) At March 31, 2015 debt issuance costs in the amount of $59,775 have been reclassified from Prepaid expenses and other current assets and Other assets to Long-term debt and capital lease obligations to conform to the current year´s presentation.

(3) Deferred taxes which were classified as current at March 31, 2015 have been reclassified to noncurrent in accordance with Accounting Standards Update 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. Deferred taxes previously recorded in 2015 within current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of $270,664 and $34,380, respectively. As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of $241,804.

(4) EMEA, Asia-Pacific and Latin America acquisitions exclude $12,887, $33,960 and $309, respectively, of non-cash acquisitions for 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

	For the three months ended March 31,
	2016	2015
Supplementary cash flow information:
Cash paid for interest	$151,683	$150,890

Cash paid for income taxes(1)	$55,948	$65,168

Cash inflow for income taxes from stock option exercises(2)	$640	$2,915

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(72,059)	$(64,453)
Liabilities assumed	-	5,025
Noncontrolling interest subject to put provisions	1,801	5,832
Noncontrolling interest	3,848	(8,073)
Non-cash consideration	8,381	47,156

Cash paid	(58,029)	(14,513)
Less cash acquired	2,401	473

Net cash paid for acquisitions	(55,628)	(14,040)
Cash paid for investments	(32,225)	(4,541)
Cash paid for intangible assets	(3,205)	(3,315)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(91,058)	$(21,896)

(1)  Net of tax refund.

(2)  Thereof the excess tax benefit allocated to additional paid-in capital for the three months ended March 31, 2016 and 2015 was $500 and $2,206, respectively.

15.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at March 31, 2016 and December 31, 2015 and its results of operations and cash flows for the three-months periods ended March 31, 2016 and 2015. The following combining financial information for the Company is at March 31, 2016 and December 31, 2015 and for the three-months periods ended March 31, 2016 and 2015, segregated between FMC US Finance as issuer, the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the three months ended March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$455,186	$-	$4,544,920	$(794,778)	$4,205,328
Cost of revenue	-	-	284,280	-	3,392,016	(788,617)	2,887,679

Gross profit	-	-	170,906	-	1,152,904	(6,161)	1,317,649

Operating expenses (income):
Selling, general and administrative(1)	-	58,173	50,561	(66,787)	688,580	9,357	739,884
Research and development	-	-	20,554	-	16,920	-	37,474

Operating (loss) income	-	(58,173)	99,791	66,787	447,404	(15,518)	540,291

Other (income) expense:
Interest, net	(1,770)	46,141	(361)	58,535	2,744	-	105,289
Other, net	-	(337,932)	63,358	(194,944)	-	469,518	-

Income (loss) before income taxes	1,770	233,618	36,794	203,196	444,660	(485,036)	435,002
Income tax expense (benefit)	642	5,602	26,230	3,255	165,584	(63,008)	138,305

Net Income (loss)	1,128	228,016	10,564	199,941	279,076	(422,028)	296,697
Net Income attributable to noncontrolling interests	-	-	-	-	68,681	-	68,681

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,128	$228,016	$10,564	$199,941	$210,395	$(422,028)	$228,016

(1)  Selling, general and administrative is presented net of income from equity method investees.

	For the three months ended March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$462,599	$-	$4,254,782	$(757,454)	$3,959,927
Cost of revenue	-	-	297,165	-	3,240,912	(762,200)	2,775,877

Gross profit	-	-	165,434	-	1,013,870	4,746	1,184,050

Operating expenses (income):
Selling, general and administrative(1)	-	40,755	40,057	188,180	373,512	6,208	648,712
Research and development	-	-	16,605	-	14,287	46	30,938

Operating (loss) income	-	(40,755)	108,772	(188,180)	626,071	(1,508)	504,400

Other (income) expense:
Interest, net	(1,740)	51,302	(1,487)	58,281	(4,259)	11	102,108
Other, net	-	(309,666)	72,705	(159,299)	-	396,260	-

Income (loss) before income taxes	1,740	217,609	37,554	(87,162)	630,330	(397,779)	402,292
Income tax expense (benefit)	631	8,061	32,825	(97,229)	244,915	(51,342)	137,861

Net Income (loss)	1,109	209,548	4,729	10,067	385,415	(346,437)	264,431
Net Income attributable to noncontrolling interests	-	-	-	-	54,883	-	54,883

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,109	$209,548	$4,729	$10,067	$330,532	$(346,437)	$209,548

(1)  Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,128	$228,016	$10,564	$199,941	$279,076	$(422,028)	$296,697

Gain (loss) related to cash flow hedges	-	2,740	-	-	1,827	-	4,567
Actuarial gain (loss) on defined benefit pension plans	-	99	1,677	5,946	155	-	7,877
Gain (loss) related to foreign currency translation	-	(141,670)	26,711	-	219,857	201	105,099
Income tax (expense) benefit related to components of other comprehensive income	-	(818)	(498)	(2,346)	(703)	-	(4,365)

Other comprehensive income (loss), net of tax	-	(139,649)	27,890	3,600	221,136	201	113,178

Total comprehensive income	$1,128	$88,367	$38,454	$203,541	$500,212	$(421,827)	$409,875
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	71,801	71,801

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,128	$88,367	$38,454	$203,541	$500,212	$(493,628)	$338,074

	For the three months ended March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,109	$209,548	$4,729	$10,067	$385,415	$(346,437)	$264,431

Gain (loss) related to cash flow hedges	-	19,695	-	-	(12,743)	-	6,952
Actuarial gain (loss) on defined benefit pension plans	-	100	1,806	7,143	180	-	9,229
Gain (loss) related to foreign currency translation	-	(142,585)	(70,244)	-	81,329	4,067	(127,433)
Income tax (expense) benefit related to components of other comprehensive income	-	(5,678)	(535)	(2,818)	3,107	-	(5,924)

Other comprehensive income (loss), net of tax	-	(128,468)	(68,973)	4,325	71,873	4,067	(117,176)

Total comprehensive income	$1,109	$81,080	$(64,244)	$14,392	$457,288	$(342,370)	$147,255
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	50,930	50,930

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,109	$81,080	$(64,244)	$14,392	$457,288	$(393,300)	$96,325

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$158	$0	$-	$568,873	$(51,262)	$517,770
Trade accounts receivable, less allowance for doubtful accounts	-	-	156,131	-	3,444,652	(690)	3,600,093
Accounts receivable from related parties	1,249,157	1,168,026	718,820	2,456,764	3,860,165	(9,214,656)	238,276
Inventories	-	-	272,156	-	1,272,925	(160,030)	1,385,051
Prepaid expenses and other current assets	-	75,145	75,480	1,433	1,216,805	37,036	1,405,899

Total current assets	1,249,158	1,243,329	1,222,587	2,458,197	10,363,420	(9,389,602)	7,147,089
Property, plant and equipment, net	-	642	286,481	-	3,398,611	(107,590)	3,578,144
Intangible assets	-	1,576	52,504	-	777,037	(80)	831,037
Goodwill	-	-	51,868	-	13,100,726	-	13,152,594
Deferred taxes	-	102,405	33,260	-	168,148	(127,330)	176,483
Other assets(1)	-	14,397,455	44,895	13,301,352	6,083,335	(32,645,551)	1,181,486

Total assets	$1,249,158	$15,745,407	$1,691,595	$15,759,549	$33,891,277	$(42,270,153)	$26,066,833

Current liabilities:
Accounts payable	$-	$3,514	$26,117	$-	$525,123	$-	$554,754
Accounts payable to related parties	-	260,530	537,428	1,653,500	5,686,584	(7,901,510)	236,532
Accrued expenses and other current liabilities	11,833	108,719	142,364	10,447	2,199,262	(13,230)	2,459,395
Short-term debt	-	285,055	-	-	115,510	(51,702)	348,863
Short-term debt from related parties	-	1,625,531	-	-	-	(1,561,547)	63,984
Current portion of long-term debt and capital lease obligations	-	26,772	-	200,000	451,703	-	678,475
Income tax payable	-	12,444	-	-	94,893	(1,547)	105,790

Total current liabilities	11,833	2,322,565	705,909	1,863,947	9,073,075	(9,529,536)	4,447,793
Long term debt and capital lease obligations, less current portion	1,156,370	690,120	-	2,080,706	6,544,377	(2,624,287)	7,847,286
Long term debt from related parties	-	2,380,738	-	2,749,047	-	(5,129,785)	-
Other liabilities	-	120,020	1,519	372,659	(40,520)	36,399	490,077
Pension liabilities	-	16,454	334,973	-	292,087	(31,136)	612,378
Income tax payable	1,444	25,777	-	-	13,205	133,237	173,663
Deferred taxes	-	-	-	-	636,123	(36,880)	599,243

Total liabilities	1,169,647	5,555,674	1,042,401	7,066,359	16,518,347	(17,181,988)	14,170,440
Noncontrolling interests subject to put provisions and other temporary equity	-	-	0	-	1,088,272	-	1,088,272
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	79,511	10,189,733	649,194	8,458,049	15,901,411	(25,088,165)	10,189,733
Noncontrolling interests not subject to put provisions	-	-	-	-	618,388	-	618,388

Total equity	79,511	10,189,733	649,194	8,458,049	16,519,799	(25,088,165)	10,808,121

Total liabilities and equity	$1,249,158	$15,745,407	$1,691,595	$15,759,549	$33,891,277	$(42,270,153)	$26,066,833

(1)  Other assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$2	$448	$5,055	$-	$544,443	$(448)	$549,500
Trade accounts receivable, less allowance for doubtful accounts	-	-	144,105	-	3,140,355	736	3,285,196
Accounts receivable from related parties	1,266,557	985,449	682,359	2,434,976	4,002,451	(9,153,507)	218,285
Inventories	-	-	233,012	-	1,256,252	(148,513)	1,340,751
Prepaid expenses and other current assets	-	91,902	60,024	983	1,186,883	34,923	1,374,715

Total current assets	1,266,559	1,077,799	1,124,555	2,435,959	10,130,384	(9,266,809)	6,768,447
Property, plant and equipment, net	-	595	267,926	-	3,260,604	(103,551)	3,425,574
Intangible assets	-	1,653	51,593	-	777,319	(76)	830,489
Goodwill	-	-	49,599	-	12,983,151	-	13,032,750
Deferred taxes	-	91,392	27,626	-	221,211	(151,396)	188,833
Other assets(1)	-	13,950,467	43,452	13,256,088	6,372,300	(32,503,146)	1,119,161

Total assets	$1,266,559	$15,121,906	$1,564,751	$15,692,047	$33,744,969	$(42,024,978)	$25,365,254

Current liabilities:
Accounts payable	$-	$7,233	$22,914	$-	$597,681	$-	$627,828
Accounts payable to related parties	-	277,986	497,410	1,668,390	5,386,272	(7,677,035)	153,023
Accrued expenses and other current liabilities	29,771	61,216	118,047	15,527	2,285,939	(7,363)	2,503,137
Short-term debt	-	-	-	-	109,700	(448)	109,252
Short-term debt from related parties	-	1,757,402	-	-	-	(1,738,350)	19,052
Current portion of long-term debt and capital lease obligations	-	25,228	-	200,000	439,107	-	664,335
Income tax payable	-	20,898	-	-	51,921	-	72,819

Total current liabilities	29,771	2,149,963	638,371	1,883,917	8,870,620	(9,423,196)	4,149,446
Long term debt and capital lease obligations, less current portion	1,157,603	663,515	-	2,113,544	6,657,108	(2,738,283)	7,853,487
Long term debt from related parties	-	2,276,600	-	2,680,741	-	(4,957,341)	-
Other liabilities	-	117,444	1,612	488,142	(176,998)	35,425	465,625
Pension liabilities	-	15,342	315,171	-	284,589	(29,774)	585,328
Income tax payable	801	11,900	-	-	22,060	127,739	162,500
Deferred taxes	-	-	-	-	693,815	(69,315)	624,500

Total liabilities	1,188,175	5,234,764	955,154	7,166,344	16,351,194	(17,054,745)	13,840,886
Noncontrolling interests subject to put provisions and other temporary equity	-	-	0	-	1,028,368	-	1,028,368
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	78,384	9,887,142	609,597	8,290,562	15,991,690	(24,970,233)	9,887,142
Noncontrolling interests not subject to put provisions	-	-	-	-	608,858	-	608,858

Total equity	78,384	9,887,142	609,597	8,290,562	16,600,548	(24,970,233)	10,496,000

Total liabilities and equity	$1,266,559	$15,121,906	$1,564,751	$15,692,047	$33,744,969	$(42,024,978)	$25,365,254

(1)  Other assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,128	$228,016	$10,564	$199,941	$279,076	$(422,028)	$296,697
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(199,337)	-	(194,944)	-	394,281	-
Depreciation and amortization	-	212	14,066	-	174,648	(7,143)	181,783
Change in deferred taxes, net	-	(8,435)	(4,559)	-	160	111	(12,723)
(Gain) loss on sale of fixed assets and investments	-	(14)	(69)	-	973	-	890
(Write Up) write-off loans from related parties	-	(410)	(5,326)	-	-	5,736	-
Compensation expense related to stock options	-	5,582	-	-	1,842	-	7,424
Investments in equity method investees, net	-	-	-	-	(16,349)	-	(16,349)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(5,260)	-	(261,807)	1,412	(265,655)
Inventories	-	-	(27,572)	-	1,701	6,629	(19,242)
Prepaid expenses and other current and non-current assets	-	57,627	(12,549)	(71,966)	72,513	911	46,536
Accounts receivable from / payable to related parties	19,205	(408,332)	108,844	8,185	363,507	(13,772)	77,637
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	14,232	27,810	(5,080)	(169,991)	(570)	(151,537)
Income tax payable	642	3,798	-	3,255	28,438	(1,793)	34,340

Net cash provided by (used in) operating activities	3,037	(307,061)	105,949	(60,609)	474,711	(36,226)	179,801

Investing Activities:
Purchases of property, plant and equipment	-	(90)	(21,635)	-	(235,713)	7,260	(250,178)
Proceeds from sale of property, plant and equipment	-	20	134	-	3,766	-	3,920
Disbursement of loans to related parties	-	10,439	-	113,996	-	(124,435)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(17,233)	(45)	(500)	(90,514)	17,234	(91,058)
Proceeds from divestitures	-	-	-	-	216	-	216

Net cash provided by (used in) investing activities	-	(6,864)	(21,546)	113,496	(322,245)	(99,941)	(337,100)

Financing Activities:
Short-term borrowings, net	-	318,602	(89,521)	-	92,736	(51,702)	270,115
Long-term debt and capital lease obligations, net	(3,038)	(6,612)	-	(52,887)	(115,333)	124,435	(53,435)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(51,000)	-	(51,000)
Proceeds from exercise of stock options	-	1,904	-	-	640	-	2,544
Dividends paid	-	-	-	-	(16,083)	16,083	-
Capital increase (decrease)	-	-	-	-	3,463	(3,463)	-
Distributions to noncontrolling interest	-	-	-	-	(66,576)	-	(66,576)
Contributions from noncontrolling interest	-	-	-	-	13,299	-	13,299

Net cash provided by (used in) financing activities	(3,038)	313,894	(89,521)	(52,887)	(138,854)	85,353	114,947

Effect of exchange rate changes on cash and cash equivalents	-	(259)	63	-	10,818	-	10,622

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(290)	(5,055)	-	24,430	(50,814)	(31,730)
Cash and cash equivalents at beginning of period	2	448	5,055	-	544,443	(448)	549,500

Cash and cash equivalents at end of period	$1	$158	$-	$-	$568,873	$(51,262)	$517,770

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,109	$209,548	$4,729	$10,067	$385,415	$(346,437)	$264,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(182,438)	-	(159,299)	-	341,737	-
Depreciation and amortization	-	139	12,031	-	171,876	(8,192)	175,854
Change in deferred taxes, net	-	(6,791)	2,315	-	(49,326)	1,005	(52,797)
(Gain) loss on sale of fixed assets and investments	-	(14)	24	-	1,033	-	1,043
Compensation expense related to stock options	-	3,170	-	-	1,308	-	4,478
Investments in equity method investees, net	-	-	-	-	(3,797)	-	(3,797)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(3,247)	-	(105,878)	-	(109,125)
Inventories	-	-	(2,680)	-	(89,059)	(1,582)	(93,321)
Prepaid expenses and other current and non-current assets	-	(2,873)	(1,576)	188,956	(64,825)	16	119,698
Accounts receivable from / payable to related parties	19,211	(74,066)	50,864	44,936	(12,280)	(636)	28,029
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	33,752	21,419	1,228	91,831	(344)	129,948
Income tax payable	632	(6,739)	-	(97,229)	77,633	8,532	(17,171)

Net cash provided by (used in) operating activities	3,014	(26,312)	83,879	(11,341)	403,931	(5,901)	447,270

Investing Activities:
Purchases of property, plant and equipment	-	(82)	(9,634)	-	(197,381)	5,901	(201,196)
Proceeds from sale of property, plant and equipment	-	20	68	-	3,491	-	3,579
Disbursement of loans to related parties	-	(562)	-	83,618	-	(83,056)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	-	(565)	-	(21,331)	-	(21,896)
Proceeds from divestitures	-	-	-	-	10,678	-	10,678

Net cash provided by (used in) investing activities	-	(624)	(10,131)	83,618	(204,543)	(77,155)	(208,835)

Financing Activities:
Short-term borrowings, net	-	20,607	(74,104)	-	65,841	-	12,344
Long-term debt and capital lease obligations, net	(3,015)	(6,757)	-	(72,277)	(59,997)	83,056	(58,990)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(156,250)	-	(156,250)
Proceeds from exercise of stock options	-	13,536	-	-	2,915	-	16,451
Distributions to noncontrolling interest	-	-	-	-	(62,015)	-	(62,015)
Contributions from noncontrolling interest	-	-	-	-	11,171	-	11,171

Net cash provided by (used in) financing activities	(3,015)	27,386	(74,104)	(72,277)	(198,335)	83,056	(237,289)

Effect of exchange rate changes on cash and cash equivalents	-	(520)	(636)	-	(10,923)	-	(12,079)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(70)	(992)	-	(9,870)	-	(10,933)
Cash and cash equivalents at beginning of period	1	117	5,722	-	628,015	-	633,855

Cash and cash equivalents at end of period	$0	$47	$4,730	$-	$618,145	$-	$622,922

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended March 31, 2016, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2015.

Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended March 31, 2016, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct outside of the North America Segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to compliance investigations, see Note 10 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 10 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three-months period ended March 31, 2016 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of May 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 3, 2016
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner